Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China
+86 (10) 5732 3666

October 6, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tri-Tech Holding Inc.
Amendment No. 1 to Registration Statement on Form S-3 Filed September 15, 2011 File No. 333-175860

Dear Ms. Long:

On behalf of Tri-Tech Holding Inc. (“TRIT”, the “Company”, “we”, “us”, or “our”), we hereby submit this response in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 28, 2011, with respect to Amendment No. 1 to our registration statement on Form S-3 filed with the Commission on September 15, 2011, file no. 333-175860 (the “Amendment No. 1”). Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Form S-3 (“Amendment No. 2” or the “Registration Statement”).

We understand and agree that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
We note that the representations you provided at the beginning of your response letter dated September 15, 2011 do not conform to the representations we requested in our letter dated August 17, 2011. In your next response letter, please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge the Staff’s comment and have included the above representations in this letter.

2.
We note that you provided a legal opinion from Cadwalader, Wickersham & Taft LLP as Exhibit 5.2 in response to comment 12 in our letter dated August 17, 2011. It appears that the descriptions of the securities to be registered contained in the footnotes to the registration fee table, the prospectus, and the opinions of Campbells and Cadwalader are inconsistent. For example, we note that footnote one to the registration fee table indicates that the company is registering rights to purchase ordinary shares while footnote eight to the registration fee table, page 26 of the prospectus, and the Cadwalader legal opinion indicate that the company is registering rights to purchase ordinary shares, depositary shares, or debt securities. Additionally, on page 25 we note that the share purchase units could include preferred securities. However, it does not appear that preferred securities are being registered as part of this offering and the Cadwalader legal opinion does not reference preferred securities when describing the share purchase units. Please revise the footnotes to the registration fee table, the prospectus, and opinions of counsel as necessary to provide accurate and consistent descriptions of the securities to be registered.

Response:

We acknowledge the Staff’s comment and have revised our disclosure and the opinions of counsel to include consistent descriptions of the securities being registered.

Registration Fee Table

3.
In footnote one to the fee table, we note your statement that “[t]he securities registered also include such indeterminate number of shares of ordinary shares upon the exercise of warrants or rights or pursuant to the anti-dilution provisions of any such securities.” Additionally, in footnote five to the fee table, we note that the ordinary shares being registered “[a]lso includes such presently indeterminate number of ordinary shares as may be issued by the Registrant (a) upon conversion of or exchange for any debt securities or other securities that provide for conversion or exchange into ordinary shares, (b) upon exercise of warrants to purchase ordinary shares or (c) pursuant to purchase contracts. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416. Rule 416 does not permit you to register an indeterminate number of additional shares for any other reason. Please remove this disclosure from your fee table footnotes and confirm your understanding that in the event another type of adjustment requires you to issue more securities than you are registering on this registration statement, you will file a new registration statement to register those additional securities. Refer to Question 213.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Rules.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to clarify that we only intend to rely on Rule 416 for an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions. For the other statements noted above, it is not the Company’s intention to rely upon Rule 416.

Additionally, we have reviewed interpretation 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations. The Company confirms that in the event that it is required to issue more securities than are being registered on the Registration Statement, the Company will register those additional securities.

Risk Factors, page 4

4.
We note your response to comment one in our letter dated August 17, 2011; however, we reissue the comment. Specifically, we note your statement that “[a]dditional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.” Please note that only known material risks should be referenced. If risks are not deemed material they should not be referenced. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly to remove references to immaterial risks.

Exhibit 5.1 – Legal Opinion of Campbells

5.
On page two, we note your statement that a copy of a certificate of a director of the company is attached to the legal opinion. It does not appear that this certificate is attached to the publicly-filed legal opinion. Please advise or arrange for counsel to revise the legal opinion accordingly.

Response:

We acknowledge the Staff’s comment and counsel has revised its opinion accordingly.

6.
We note your response to comment 14 in our letter dated August 17, 2011. Please arrange for counsel to revise its opinion to clearly identify which securities will be legally issued, fully paid, and non-assessable and which securities will constitute legal, valid and binding obligations of the company enforceable against the company in accordance with the terms of their issue.

Response:

We acknowledge the Staff’s comment and counsel has revised its opinion accordingly to identify the ordinary shares as legally issued, fully paid, and non-assessable and the other securities (debt securities, depositary shares, warrants, share purchase contracts, share purchase units, rights, and units) registered under the Registration Statement as legal, valid and binding obligations of the company enforceable against the Company in accordance with the terms of their issuance.

Exhibit 5.2 – Legal Opinion of Cadwalader, Wickersham & Taft LLP

7.
Please arrange for counsel to revise its descriptions of warrants in paragraph (v) to include “and/or other securities” and share purchase units in paragraph (vii) to include “other securities” in accordance with the descriptions of these securities in the prospectus on pages 23 and 25, respectively. Additionally, please tell us supplementally whether these “other securities” consist of securities that are being registered pursuant to this registration statement, will be registered on a future registration statement, or will be not be registered pursuant to an applicable exemption. Please also tell us whether the “other securities” consist of third-party securities. We note that the share purchase units may include debt obligations of third parties. For these third-party securities and any third-party securities included in the “other securities,” please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see Securities Act CDI 203.03 and the Morgan Stanley & Co., Inc. No-Action Letter (June 24, 1996). If you wish to include the third-party securities, please provide us with your analysis why registration under the Securities Act is not required, and include this third-party information. If you do not wish to offer third-party securities underlying warrants, share purchase contracts, and share purchase units, please remove these references from the prospectus and the Cadwalader legal opinion.

Response:

We acknowledge the Staff’s comment and counsel has revised its opinion to be consistent with the description of the securities found in the disclosure of the Company. The “and/or other securities” language is no longer being used in reference to the warrants. The “other securities” language with respect to the share purchase contracts and share purchase units shall refer only to securities registered under the Registration Statement.

With respect to the possibility that share purchase units may include debt obligations of third-parties, the Company confirms that in the event that the Company offers share purchase units and such share purchase units include such third-party obligations, the Company represents that it will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations in effecting any such distribution of any such third-party obligations. Such undertaking shall include making disclosures as necessary in the applicable prospectus supplement and/or other offering materials relating to the offering including, as necessary, any required financial statement and non-financial statement disclosures. Additionally the Company has reviewed both Securities Act CDI 203.03 and the Morgan Stanley & Co., Inc. No-Action Letter dated June 24, 1996. As such, the Company is aware situations exist in which full-disclosure may be replaced by abbreviated disclosure but that regardless of whether full or abbrviated disclosure of information concerning the third-party obligations is required the Company undertakes to provide such disclosure and to undertake the separate analysis as to whether registration of such third-party obligations would be required and if so take all necessary actions to effect such registration.

8.
Please tell us why counsel believes it necessary to include the assumptions in the third paragraph from the bottom of page two or, alternatively, please have counsel remove these assumptions. If, in order to render opinions that the debt securities, depositary shares, warrants, purchase contracts, purchase units, rights and units will constitute valid and legally binding obligations of the company under New York law, counsel believes that it cannot undertake the examinations it deems relevant or necessary with respect to the subject matter covered by the aforementioned assumptions, then counsel may expressly rely on a supporting opinion issued by other counsel.

Response:

We acknowledge the Staff’s comment and counsel has revised its opinion accordingly to remove unnecessary assumptions. We also undertake that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered at the time of each sale of the securities registered in this filing.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Trit-Tech Holding Inc.

By:	/s/ Warren Zhao
Name:	Warren Zhao
Title:	Chief Executive Officer